                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 1)

                           ENGINEERING ANIMATION, INC.
                    ----------------------------------------
                                (Name of Issuer)

                        Common Stock, Par Value $.01 per
                                      Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   29287210-8
                    ----------------------------------------
                                 (CUSIP Number)

      J. Randall Walti, Esq.                   David B. Hollander, Esq.
          General Counsel             Counsel - Corporate Acquisitions & Finance
    Unigraphics Solutions Inc.           Electronic Data Systems Corporation
       13736 Riverport Drive                      5400 Legacy Drive
 Maryland Heights, Missouri 63043                 Plano, Texas 75024
          (314) 344-5900                            (972) 604-6000

                    ----------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                             to Receive Notices and
                                 Communications)

                                October 12, 2000
                    ----------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


                               (Page 1 of 7 Pages)

                                       13D
CUSIP NO. 29287210-8

1.       Name of Reporting Person/I.R.S. Identification No. of Above Person

                  Unigraphics  Solutions Inc.        75-2728894
--------------------------------------------------------------------------------

2.       Check the Appropriate Box If a Member of a Group           (a) /X/
                                                                    (b) / /
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds
         AF

--------------------------------------------------------------------------------
5.       Check Box If Disclosure of Legal Proceedings Is Required
         Pursuant to Items 2(d) or 2(e)  /   /

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

                  Delaware
--------------------------------------------------------------------------------

                                       7.       Sole Voting Power
                                                        0
NUMBER OF                                       --------------------------------
SHARES
BENEFICIALLY                           8.       Shared Voting Power
OWNED BY                                            14,544,299
EACH                                           ---------------------------------
REPORTING
PERSON                                 9.       Sole Dispositive Power
WITH                                                       0
                                                --------------------------------

                                       10.      Shared Dispositive Power
                                                       14,544,299
                                                --------------------------------
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                  14,544,299
--------------------------------------------------------------------------------
12.      Check Box If the Aggregate Amount in Row (11)
         Excludes Certain Shares   /   /
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
                  92.5%
--------------------------------------------------------------------------------
14.      Type of Reporting Person
                  CO
--------------------------------------------------------------------------------

                                                               Page 3 of 7 Pages


                                       13D
CUSIP NO. 29287210-8

1.       Name of Reporting Person/I.R.S. Identification No. of Above Person

                           UGS Acquisition Corporation
--------------------------------------------------------------------------------

2.       Check the Appropriate Box If a Member of a Group           (a) /X/

                                                                    (b) / /
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds
         AF

--------------------------------------------------------------------------------
5.       Check Box If Disclosure of Legal Proceedings Is Required
         Pursuant to Items 2(d) or 2(e)  /   /

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

                  Delaware
--------------------------------------------------------------------------------

                                       7.       Sole Voting Power
                                                        0
NUMBER OF                                       --------------------------------
SHARES
BENEFICIALLY                           8.       Shared Voting Power
OWNED BY                                            14,544,299
EACH                                            --------------------------------
REPORTING
PERSON                                 9.       Sole Dispositive Power
WITH                                                       0
                                                --------------------------------

                                       10.      Shared Dispositive Power
                                                       14,544,299
                                                --------------------------------
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                  14,544,299
--------------------------------------------------------------------------------
12.      Check Box If the Aggregate Amount in Row (11)
         Excludes Certain Shares   /   /
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
                  92.5%
--------------------------------------------------------------------------------
14.      Type of Reporting Person
                  CO
--------------------------------------------------------------------------------

                                                               Page 4 of 7 Pages


                                       13D
CUSIP NO. 29287210-8

1.       Name of Reporting Person/I.R.S. Identification No. of Above Person

               Electronic Data Systems Corporation      75-2548221
--------------------------------------------------------------------------------

2.       Check the Appropriate Box If a Member of a Group           (a) / /

                                                                    (b) /X/
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds
         WC

--------------------------------------------------------------------------------
5.       Check Box If Disclosure of Legal Proceedings Is Required
         Pursuant to Items 2(d) or 2(e)  /   /

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

                  Delaware
--------------------------------------------------------------------------------

                                       7.       Sole Voting Power
                                                        0
NUMBER OF                                       --------------------------------
SHARES
BENEFICIALLY                           8.       Shared Voting Power
OWNED BY                                            14,544,299
EACH                                            --------------------------------
REPORTING
PERSON                                 9.       Sole Dispositive Power
WITH                                                       0
                                                --------------------------------

                                       10.      Shared Dispositive Power
                                                       14,544,299
                                                --------------------------------
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                  14,544,299
--------------------------------------------------------------------------------
12.      Check Box If the Aggregate Amount in Row (11)
         Excludes Certain Shares   /   /
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
                  92.5%
--------------------------------------------------------------------------------
14.      Type of Reporting Person
                  CO
--------------------------------------------------------------------------------

                                                               Page 5 of 7 Pages


         This Amendment No. 1 to Statement on Schedule 13D (this "Schedule 13D") amends Item 5 of the Schedule 13D filed by the Reporting Persons on September 15, 2000, which relates to the Agreement and Plan of Merger dated as of September 5, 2000 (the "Merger Agreement") by and among Unigraphics Solutions Inc., a Delaware corporation (the "Parent"), UGS Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (the "Purchaser") and Engineering Animation, Inc., a Delaware corporation (the "Company"). Pursuant to the Merger Agreement, Parent commenced a tender offer (the "Offer") to purchase all of the outstanding shares of common stock, par value $.01 per share, of the Company (the "Shares"), and the related rights to purchase shares of the Series A Junior Participating Preferred Stock of the Company issued pursuant to the Company Rights Plan, dated as of January 1, 1996, by and between the Company and First Chicago Trust Company of New York, as Rights Agent, as amended, at a price of $13.75 per share, net to the seller in cash, without interest thereon.

         The Offer expired at midnight, Eastern time, on Wednesday, October 11, 2000. Purchaser accepted for purchase approximately 10,904,281 Shares (including 263,894 Shares subject to guarantees of delivery) on October 12, 2000.

         As soon as practical, Purchaser will be merged with and into the Company (the "Merger"), and the Company will be the surviving corporation in the Merger. At the effective time of the Merger, each Share then outstanding, other than Shares held by (i) the Company or any of its subsidiaries, (ii) Parent or Purchaser and (iii) stockholders who have properly exercised their dissenters' rights under the Delaware General Corporation Law, will be canceled and converted automatically into the right to receive $13.75, without interest.

Item 5.  Interest in Securities of the Issuer.

(a) As a result of Purchaser's acceptance of Shares following expiration of the Offer, the option (the "Option") granted to Parent pursuant to the Stock Option Agreement dated as of September 5, 2000 between Parent and the Company (the "Stock Option Agreement"), which entitles Purchaser to purchase up to the number of Shares which represents 19.9% of all Shares that are issued and outstanding on the date of the Stock Option Agreement at a cash purchase price per share equal to $13.75, may be exercised by Parent immediately.

         Pursuant to the terms of the Stockholders Agreement (the "Stockholders Agreement") dated as of September 5, 2000 among Parent, Purchaser and Matthew M. Rizai, Martin J. Vanderploeg and Jeffrey D. Trom (the "Stockholders"), the Stockholders tendered an aggregate 1,311,622 Shares to Purchaser in the Offer. All outstanding employee options to purchase Shares, including options held by the Stockholders covering an aggregate 1,237,567 Shares, are to be canceled in accordance with the terms of the Merger Agreement as of the day immediately following the consummation of the Offer.

         The Reporting Persons may be deemed the beneficial owners of a total of 14,544,299 Shares, constituting 92.5% of the outstanding Shares, including Shares purchased by Purchaser, Shares covered by the Stock Option Agreement and Stockholders' Agreement, and Shares covered by options held by the Stockholders.

                                                               Page 6 of 7 Pages

         Unless and until the Option is exercised, Parent is not entitled to any rights as a shareholder of the Company in respect of the Shares covered by the Option.

(b) The Reporting Persons and the Stockholders may be deemed to have shared voting power with respect to 14,544,299 Shares and shared dispositive power with respect to 14,544,299 Shares.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of their respective executive officers and directors or any of the Stockholders has effected any transactions in Shares during the past 60 days.

(d)      The information set forth in Section 11 ("Purpose of the Offer;
Plans for the Company") and in Item 3 ("Past Contacts, Transactions, Negotiations and Agreements") of the Schedule 14D-9 is incorporated herein by reference. Except as set forth in this Schedule 13D, the Reporting Persons do not know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares they may be deemed to beneficially own.

(e)      Not applicable.

                                                               Page 7 of 7 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                 ELECTRONIC DATA SYSTEMS CORPORATION


                                 By:  /s/ D. Gilbert Friedlander
                                    --------------------------------------------
                                       D. Gilbert Friedlander
                                       Senior Vice President, General Counsel
                                          and Secretary



                                 UNIGRAPHICS SOLUTIONS INC.


                                 By:  /s/ Douglas E. Barnett
                                    --------------------------------------------
                                       Douglas E. Barnett
                                       Vice President, Chief Financial Officer



                                 UGS ACQUISITION CORPORATION


                                 By:  /s/ Douglas E. Barnett
                                    --------------------------------------------
                                       Douglas E. Barnett
                                       President


Dated:   October 16, 2000